UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: October 13, 2012 Estimated average burden hours per response . . . 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-29660

SureWest Communications

(Exact name of registrant as specified in its charter)

8150 Industrial Avenue, Building A, Roseville, California 95678, Tel: (916) 786-1166

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock, without par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 SureWest Communications has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 28, 2012	By:	/s/ Dan T. Bessey
Dan T. Bessey
Vice President and Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

(1) The Common Stock Purchase Rights expired on May 14, 2009 in accordance with the terms of the Amended and Restated Rights Agreement, dated as of March 10, 2008, as amended April 30, 2008, by and between SureWest Communications and American Stock Transfer and Trust Company. SureWest Communications filed a Form 8-A/A to register the rights on March 12, 2008.

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